UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               CORNERSTONE BANCORP
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             (Exact name of registrant as specified in its charter)

             South Carolina                              57-1077978
             --------------                              ----------
(State of incorporation or organization)    (IRS Employer Identification Number)

1670 East Main Street, Easley, South Carolina                          29640
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(Address of principal executive offices)                            (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered
N/A
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If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities  Act  registration  statement file number to which this form relates:
(if applicable) N/A

Securities to be registered pursuant to Section 12(g) of the Act.

                           Common Stock (no par value)
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                                (Title of class)




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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

         The following summarizes certain provisions of the Articles of Incorporation of Cornerstone Bancorp and state law, but is not complete and is qualified in its entirety by reference to the Articles of Incorporation and by the applicable statutory provisions.

         Cornerstone Bancorp is a South Carolina corporation. As such, South Carolina law controls the rights of shareholders and other matters relating to the stock of Cornerstone Bancorp.

         Capitalization. We are authorized to issue 20,000,000 shares of common stock (no par value). We may also issue options or warrants to purchase some of these authorized shares of common stock, including the options to be issued to our directors and organizers. Our common stock has unlimited voting rights and is entitled to receive our net assets upon dissolution. We are also authorized to issue up to 10,000,000 shares of preferred stock in one or more series having the preferences, limitations and relative rights determined by the Board of Directors.

         Quorum. A majority of our shares entitled to vote constitutes a quorum at any meeting of shareholders.

         Voting Rights; No Cumulative Voting. In general, each holder of our common stock is entitled to one vote per share and to the same and identical voting rights as other holders of our common stock. In the election of directors, each shareholder has the right to vote the number of shares owned by him on the record date for as many persons as there are directors to be elected. Cumulative voting is not permitted. Absence of cumulative voting makes it more difficult to effect a change in our board of directors.

         Mergers, Consolidations, Exchanges, Sales of Assets or Dissolution. Our Articles of Incorporation provide that, with respect to any plan of merger, consolidation or exchange or any plan for the sale of all, or substantially all, of our property and assets, with or without the good will, or any resolution to dissolve us, which plan or resolution shall not have been adopted by the affirmative vote of at least two-thirds of our full board of directors, such plan or resolution must be approved by the affirmative vote of holders of 80% of our outstanding shares. If at least two-thirds of the full board of directors approves any such plan or resolution, the plan or resolution need only be approved by the affirmative vote of holders of two-thirds of our outstanding shares. Consequently, unless two-thirds of our directors favor such a plan or resolution, it may be very difficult to effect any such transaction.

         Classified Board of Directors. Our Articles of Incorporation provide that our board of directors shall have the power to set the number of directors from time to time at six or more directors. Our Articles provide further that the board of directors shall be divided into three classes, each class to be as nearly equal in number as possible. (This type of board is sometimes referred to as a "classified board.") At each annual shareholders' meeting, directors are chosen for a term of three years to succeed those directors whose terms expire. Existence of a classified board makes it more difficult to effect a change in control because it would normally require at least two elections to gain a majority representation on the board, and three elections to change the entire board.

         Nomination of Directors. Our Articles of Incorporation provide that no person shall be eligible to be elected as one of our directors at a meeting of shareholders unless that person has been nominated by a shareholder entitled to vote at such meeting by giving written notice of such nomination to our corporate secretary at least 90 days prior to the date of the meeting. The notice is required to include any information required by our Bylaws.

         Removal of Directors. Our Articles of Incorporation provide that an affirmative vote of 80% of our outstanding shares shall be required to remove any or all of the directors without cause.

         Duty of Directors. Our Articles of Incorporation provide that, when evaluating any proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of our assets, our board of directors shall consider the interests of our employees and the community or communities in which we and our

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subsidiaries,  if  any,  do  business  in  addition  to  the  interests  of  our shareholders. Absent this provision, under existing common law, directors would be required to give paramount consideration with respect to such matters to the best interests of shareholders.

         Limitation of Director Liability. Our Articles of Incorporation provide that, to the extent permitted by the South Carolina Business Corporation Act, our directors will not be personally liable to us or our shareholders for monetary damages for breaches of their fiduciary duties. This provision does not, however, eliminate or limit the liability of any director (i) for any breach of the director's duty of loyalty to us or our shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) imposed for unlawful distributions as set forth in the South Carolina Business Corporation Act, or
(iv) for any transaction from which the director derived an improper personal benefit.

         No Preemptive Rights. Our shareholders do not have preemptive rights with respect to the issuance of additional shares, options or rights of any class of our stock. As a result, our directors may sell additional authorized shares of our common stock without first offering them to existing shareholders and giving them the opportunity to purchase sufficient additional shares to prevent dilution of their ownership interests.

         Amendment to Articles of Incorporation. Unless such amendment shall have been approved by the affirmative vote of at least two-thirds of our full board of directors, no amendment to our Articles of Incorporation which amends, alters, repeals or is inconsistent with any of provisions of the Articles described in this paragraph or in the nine paragraphs above, or in the provisions relating to business combinations set forth under "Statutory Matters" below, shall be effective unless it is approved by the affirmative vote of 80% of our outstanding shares. If two-thirds of the full board of directors approves such an amendment, the amendment need only be approved by holders of two-thirds of our outstanding shares. Amendments to change the number and classes of shares we are authorized to issue and to change our name only require the approval of a majority of the outstanding shares. Other amendments requiring shareholder approval must be approved by two-thirds of the outstanding shares.

         Dividends. Our common stock is entitled, pro rata, to dividends paid by us when, if and as declared by our board of directors from funds legally available, whether in cash or in stock, but common stockholders have no specific right to dividends. The determination and declaration of dividends is within the discretion of our board of directors and will take into account our financial condition, results of operations and other relevant factors. No assurances can be given that any future dividends will be declared or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods. We may not declare or pay a cash dividend on any of our stock if we are insolvent or if the payment of the dividend would render us insolvent. If we issue preferred stock, the terms of the preferred stock may require us to pay dividends to holders of preferred stock under some circumstances. The payment of dividends to holders of preferred stock will not entitle our common stockholders to the payment of dividends.

         Conversion; Redemption; Sinking Fund. None of our common stock is convertible, has any redemption rights or is entitled to any sinking fund.

         Statutory Matters.

         Business Combination Statute. The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our Articles of Incorporation do not contain such a provision. An amendment of our Articles of Incorporation to that effect would, however, permit a business combination with an interested shareholder although that status was obtained prior to the amendment. Unless we have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, this statute would not ordinarily apply to us. However, we have specifically elected in our Articles of Incorporation to make the provisions of the statute applicable to us.

         Control Share Acquisitions. The South Carolina corporations law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three

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voting  thresholds  (20%,  33-1/3% or 50%) from  obtaining  voting  control with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

         The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. We are not authorized by our Articles of Incorporation or bylaws to redeem control shares.

         Indemnification of Directors and Officers. Under South Carolina law, a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that their conduct was lawful and in the corporate interest (or not opposed thereto) set forth by statute. A corporation may also provide insurance for directors and officers against liability arising out of their positions although the insurance coverage is broader than the power of the corporation to indemnify. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding. Our Articles of Incorporation do not limit such indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         General

         Taken together, the foregoing provisions of our Articles of Incorporation and South Carolina law favor maintenance of the status quo and may make it more difficult to change current management, and may impede a change of control of Cornerstone Bancorp even if desired by a majority of our shareholders.

Item 2.  Exhibits.

     1. Articles of Incorporation of Cornerstone Bancorp (incorporated by reference to Registration Statement on Form SB-2 (No. 333-79543))
     2.   Bylaws  of   Cornerstone   Bancorp   (incorporated   by  reference  to
          Registration Statement on Form SB-2 (No. 333-79543))
     3.   Cornerstone Bancorp 2003 Stock Option Plan




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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                 Cornerstone Bancorp

April 21, 2006                   By: s/J. Rodger Anthony
                                    -----------------------------------------
                                       J. Rodger Anthony
                                       President and Chief Executive Officer





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                                  EXHIBIT INDEX

1. Articles of Incorporation of Cornerstone Bancorp (incorporated by reference to Registration Statement on Form SB-2 (No. 333-79543))
2. Bylaws of Cornerstone Bancorp (incorporated by reference to Registration Statement on Form SB-2 (No. 333-79543))
3.   Cornerstone Bancorp 2003 Stock Option Plan